UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                       (Amendment No. 9 - Final Amendment)

                      National Discount Brokers Group, Inc.

                          -----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01

                          -----------------------------
                         (Title of Class of Securities)

                                   635646 102

                          -----------------------------
                                 (CUSIP Number)

       Please send all notices
        and communications to                       with copies to:
     DB U.S. Financial Markets             Cleary, Gottlieb, Steen & Hamilton
         Holding Corporation                      One Liberty Plaza
  c/o Deutsche Bank AG New York Branch         New York, New York 10006
31 West 52nd Street, New York, NY 10019      Attention: William A. Groll, Esq.
       Attention: General Counsel                       212-225-2000
              212-469-5000

     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)


                                November 30, 2000

                  --------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

         This Amendment No. 9, the final amendment (this "Amendment"), amends and supplements the Schedule 13D Statement (as amended and supplemented, the "Schedule 13D") filed with the Securities and Exchange Commission on June 27, 2000, as previously amended, by Deutsche Bank AG ("Deutsche Bank"), DB U.S. Financial Markets Holding Corporation ("DBUSH") and Deutsche Acquisition Corp. ("DAC"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of National Discount Brokers Group, Inc. ("NDB"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

         The Schedule 13D is hereby amended and supplemented by adding the following:

         At 11:59 p.m., on November 30, 2000, the merger of Purchaser into NDB became effective, completing Deutsche Bank's acquisition of NDB.

         The full text of the press release issued by Deutsche Bank on December 1, 2000 is attached hereto as Exhibit 2 and is incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 1, 2000

                                                 DEUTSCHE BANK AG


                                                 By: /s/    Thomas A. Curtis
                                                     -----------------------
                                                     Name:  Thomas A. Curtis
                                                     Title: Attorney-in-Fact

                                  Exhibit Index

1. Joint Filing Agreement and Consent

2. Text of Press Release issued by Deutsche Bank on December 1, 2000.

                                                                       Exhibit 1

                       Joint Filing Agreement and Consent
                       ----------------------------------

         The undersigned agrees that the Amendment to Schedule 13D executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, DB U.S. Financial Markets Holding Corporation and Deutsche Acquisition Corp. pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  December 1, 2000



                                  DB U.S. FINANCIAL MARKETS HOLDING CORPORATION


                                  By:  /s/ Michelle Schwabe
                                     ------------------------------------------
                                  Name:  Michelle Schwabe
                                  Title: Managing Director

                                  By:  /s/ Thomas A. Curtis
                                     ------------------------------------------
                                  Name:  Thomas A. Curtis
                                  Title: Managing Director

                                 DEUTSCHE ACQUISITION CORP.


                                 By:  /s/ Kevin E. Parker
                                     ------------------------------------------
                                 Name:  Kevin E. Parker
                                 Title: President

                                 By:  /s/ Thomas A. Curtis
                                     -----------------------------------------
                                 Name:  Thomas A. Curtis
                                 Title: Vice President

                                                                       Exhibit 2



Press Release

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

CONTACTS:    Marc Lingnau                 Stephen Davidson
             Press Office                 Investor Relations
             212-469-3993                 212-469-7125
             marc.lingnau@db.com          stephen.c.davidson@db.com

                     DEUTSCHE BANK COMPLETES ACQUISITION OF

                      NATIONAL DISCOUNT BROKERS GROUP, INC.

                     ---------------------------------------

NEW YORK, December 1, 2000 - Deutsche Bank AG today announced the completion of its acquisition of National Discount Brokers Group, Inc. (NYSE: NDB). Its wholly owned subsidiary Deutsche Acquisition Corp. merged with NDB at 11:59 p.m. last night. Under the terms of the merger, all remaining stockholders of NDB will receive $49 in cash upon surrender of the certificates for their shares to a paying agent appointed for that purpose. A notice of merger and letter of transmittal for surrendering shares will be mailed shortly to those holders of NDB common stock who did not tender their shares in the recently concluded tender offer.

For Deutsche Bank, the transaction marks an important step toward enhancing its global equities capabilities. Deutsche Bank will now make markets in more than 4,000 NASDAQ and OTC securities and will be, by volume, one of the five largest NASDAQ market makers. In addition, Deutsche Bank also benefits from NDB's trading technology platform.

The transaction also combines two complementary online brokerage operations. NDB.com, recently ranked #1 in Barron's Best of Online Brokers survey in 2000, has 268,900 customer accounts and $11.2 billion in customer assets. Deutsche Bank's online brokerage, Brokerage 24, is already a leading brokerage in Europe.

"This combination greatly strengthens our global equities platform," said Kevin Parker, Global Head of Cash Equities, Sales and Trading at Deutsche Bank. "NDB's businesses and highly regarded management, combined with Deutsche Bank's Global Equities franchise, will be a powerful force in the NASDAQ."

                                      # # #

With over EUR995 billion in assets as of September 30, 2000 and approximately 93,000 employees, Deutsche Bank offers its clients unparalleled financial services throughout the world. It ranks among the leaders in asset management, capital markets, corporate finance, custody, cash management and private banking. Deutsche Bank is divided into five major business units: Global Corporates and Institutions, Global Technology and Services, Asset Management, Corporates and Real Estates and Private and Retail Banking.